September 12, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Terence O’Brien

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 15, 2016
Form 8-K filed August 3, 2016
File No. 0-23486

Dear Mr. O’Brien:

We are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 29, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on for 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”) and Form 8-K filed August 3, 2016 Exhibit 99.1 (the “8-K”).

For your convenience, the exact text of the comments provided in the Comment Letter has been included in italic, bold face type in the order presented in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 42

1.	We note that you adjusted net income (loss) for the total amount of restructuring costs as non-cash. Please provide us with the components of your restructuring costs along with a description of the components that demonstrates all of the costs are non-cash.

The table below sets forth the components of our restructuring costs by business segment and a description of the components that demonstrates all of the restructuring and impairment charges taken on our Consolidated Statements of Cash Flows are non-cash (in thousands):

Non-cash restructuring and impairment charges	Business Segment	2015	2014
Whirlaway trade names write-off (1)	APC Group		$875
Pinerolo staff reduction (2)	PBC Group	$369
Veenendaal rollers staff reduction (2)	PBC Group	524
Veenendaal cages staff reduction (2)	PBC Group	160
RFK staff reduction (2)	PBC Group	50
PBC corporate staff reduction (2)	PBC Group	616
Juarez, Mexico staff reduction (2)	PBC Group	300
Wheeling plant impairment of tangible assets (1)	APC Group	887
Wheeling plant staff reduction (2)	APC Group	672
Wheeling plant inventory write-down (1)	APC Group	1,075
PEP inventory write-down (1)	PEP Group	850
Corporate accounting and reporting system write-off (1)	Corporate	1,765

Total Non-cash restructuring and impairment charges		$7,268	$875

(1)	These amounts represent write-downs or write-offs of certain assets, including trade names of a subsidiary which are no longer used, inventory which has become obsolete or unsalable, and a corporate accounting and reporting system that was not deployed and ultimately abandoned.
(2)	Staff reductions at these plants were planned and employees informed of the amounts to be received as of the end of the year but were not yet fully implemented at that time. Therefore, these charges were accrued at December 31, 2015.

Note 3 – Restructuring and Impairment Charges, excluding Goodwill Impairments, and Divestitures, page 53.

2.	We note that you recognized $7.3 million, or 27.1% of income from operations, of restructuring costs; however, you disclosure only discloses $1.6 million of the costs. Please provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4 for the full amount recognized. Please confirm to us that you will also address this comments for all future material restructuring costs.

In response to the Staff’s comment, in future filings the Company proposes revising and expanding its disclosure for severance and restructuring costs prospectively in the Notes to the Consolidated Financial Statements in order to comply with ASC 420-10-50-1 and SAB Topic 5:P.4. Such disclosures will be included in the Notes to the Consolidated Financial Statements in future Form 10-Q and Form 10-K filings, to the extent material. An example of that disclosure is as follows:

Severance and restructuring costs totaling $7.3 million were recognized in the three months ended December 31, 2015, comprised of initiatives impacting each of our segments.

Within the Precision Bearing Components (“PBC”) Group, restructuring initiatives to optimize operations in the U.S., Italy, the Netherlands, Mexico and at segment headquarters resulted in a charge of $2.0 million, which consisted of severance costs relating to headcount reductions.

Within the Autocam Precision Components (“APC”) Group, certain restructuring programs, including the closure of one facility, the Wheeling Plant, resulted in a charge of $2.6 million. This charge consisted of severance costs of $0.7, million, one-time inventory reduction of $1.0 million, and a fixed asset impairment charge of $0.9 million relating to the closure of the facility.

Within the Precision Engineered Products (“PEP”) Group, restructuring initiatives to adjust inventory resulted in a charge of $0.9 million, which consisted of adjusting inventory for obsolescence, or lower of cost or net realizable value.

Within the Corporate and Consolidated Segment, a charge of $1.8 million was incurred for an accounting and reporting system which was ultimately never deployed and abandoned.

The following table summarizes severance and restructuring activity related to actions initiated during the three months ended December 31, 2015:

	Fixed asset impairment charges	Employee severance charges	Other one-time costs	Total
Accrual Balance at September 30, 2015	$—	$—	$—	$—
Charged to expense	2,652	2,691	1,925	7,268
Cash payments	—	—	—	—

Accrual Balance at December 31, 2015	$2,652	$2,691	$1,925	$7,268

The total restructuring and impairment costs are still being identified at the various segments; therefore, we are not able to estimate the ultimate costs at this time. We will include in future filings updates to these activities along with a reconciliation of beginning and ending liabilities recorded. The amounts recorded for the three months ended December 31, 2015 for restructuring charges that have been incurred are expected to be paid out during 2016.

Form 8-K filed August 3, 2016

Exhibit 99.1

3.	We note that adjustments to net income have been presented net of tax. Please revise your presentation to comply with guidance in Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11, including a description of how the tax effect of the adjustment is calculated.

The Company acknowledges the Staff’s comment, and in future earnings releases, the Company will include a description of how the tax effect of the adjustment is calculated with respect to adjustments to net income that are presented net of tax. An example of that disclosure is as follows:

Three Months Ended June 30, 2016	Amount	Diluted Earnings Per Share
GAAP Net income	$2,031	$0.07
Acquisition and integration costs	1,178	0.04
Foreign exchange gain on inter-company loans	(642)	(0.02)
Restructuring and impairment charges	4,745	0.17
Amortization of intangibles & deferred financing costs	7,147	0.26
Tax effect of all adjustments reflected above	(2,026)	(0.07)

Non-GAAP Adjusted net income	$12,432	$0.46

The tax effect of all adjustments is calculated primarily using the effective tax rate calculated for the year, except for the amortization of intangibles and deferred financing costs. As of June 30, 2016, this rate was 9%. The U.S. federal statutory income tax rate of 35% is used for intangibles and deferred financing costs as these costs are timing items and incurred primarily in the U.S.

4.	We note that restructuring and impairment charges adjustment to income from operations exceeds the amount recognized on the face of the income statement. Please help us understand what this adjustment is and how it relates to what has been recognized in your consolidated financial statements.

In our consolidated financial statements, our restructuring and impairment charges are comprised of the following components (in thousands):

Per Income Statement:	Restructuring and Impairment Charges
PBC segment restructuring	$1,651
APC segment restructuring	2,085
PEP segment restructuring	311

Restructuring and impairment charges	$4,047

The restructuring and impairment charges adjustment to income from operations was comprised of the following components (in thousands):

Per Non-GAAP Reconciliation of Adjusted Income from Operations:

Restructuring and Impairment Adjustment
PBC segment restructuring	$1,651
APC segment restructuring	2,085
PEP segment restructuring	—
Corporate and consolidated segment	1,009

Total Restructuring and Impairment Adjustment	$4,745

The difference between the restructuring and impairment charges adjustment to income from operations ($4,745) and the amount recognized on the face of the income statement ($4,047) represents (i) the exclusion of ($311) of the PEP restructuring and impairment charges as they relate to “acquisition and integration expenses” and (ii) the inclusion of $1,009 of restructuring charges related to the corporate segment that were reported under selling, general and administrative expense on the face of the income statement. Although this charge was restructuring related, we believed that under U.S. GAAP it was more appropriately reported under selling, general and administrative expense. However, for purposes of presenting the Non—GAAP financial measure “Adjusted Income from Operations”, we included these costs within the restructuring and impairment charges because we believed that inclusion of these charges in that category better reflected the substance of the transaction and that the charges did not represent expenses that the Company would continue to regularly incur in the ordinary course of business.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas C. Burwell, Jr.

Vice President, Chief Accounting Officer (Principal Financial Officer)